UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to                     .
Commission File No. 1-13783

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
B.	Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:
Integrated Electrical Services, Inc.
1800 West Loop South, Suite 500
Houston, Texas 77027
INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public
Accounting Firm Thereon)

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.
Report of Independent Registered Public Accounting Firm
The Administrative Committee of the
Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP KPMG LLP
Houston, Texas
June 29, 2006

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$87,421,464	$109,772,389
Accrued income	2,737	372
Contributions receivable:
Employee	173,619	487,576
Employer	47,441	183,043
Loan repayments receivable	—	78,496

Total assets	87,645,261	110,521,876

Liabilities:
Accrued liabilities	100,000	110,000
Excess contributions payable	263,448	—

Total liabilities	363,448	110,000

Net assets available for benefits	$87,281,813	$110,411,876

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Net investment income:
Interest	$182,555	$335,044
Dividends	3,250,370	2,337,834
Net appreciation in fair value of investments	541,861	3,201,139

	3,974,786	5,874,017

Contributions:
Employee	8,381,408	11,085,238
Employer, net of forfeitures	1,675,850	1,867,582
Rollovers	812,869	299,966

	10,870,127	13,252,786

Transfers to other plans (note 4)	(18,230,201)	—
Withdrawals	(19,381,327)	(16,977,101)
Excess contributions	(263,448)	—
Administrative expenses	(100,000)	(195,469)

Net decrease / increase	(23,130,063)	1,954,233

Net assets available for benefits:
Beginning of year	110,411,876	108,457,643

End of year	$87,281,813	$110,411,876

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2002.

The Company, as plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

On February 14, 2006, the Company and all of its domestic subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division and on May 12, 2006, the Company and all of its domestic subsidiaries emerged from bankruptcy. The bankruptcy had no impact on the Plan.

During October 2004, the Company announced plans to begin a strategic alignment including the planned divestiture of certain commercial segments, underperforming subsidiaries and those that rely heavily on surety bonding for obtaining a majority of their projects. In December 2005, the Company completed its previously announced divestiture program. Since its start in October 2004, the Company sold 14 units, primarily operating in the commercial and industrial markets (Note 4).

(b)	Trustee

Merrill Lynch Trust Company, FSB (Merrill Lynch) is the trustee for the Plan. Trustee fees, audit fees and all other administrative costs incurred during 2005 and 2004 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Any administrative expenses not paid by the Company or through the use of unallocated forfeitures are allocated to participant accounts. Prior to July 1, 2004, loan processing fees were charged to the account of the participant requesting the loan. Effective July 1, 2004, participants are no longer assessed loan processing fees.

(c)	Eligibility

All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees, and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on the first day of any month following the date on which he or she completes 60 days of service and attains age 21.

(d)	Rollovers

Participants may contribute account balances from other qualified plans or accounts as allowed under the Plan’s provisions.

(e)	Contributions

Eligible employees may contribute, on a pretax basis, an amount up to 100% of their compensation, as defined. In addition, eligible employees who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to limitations of Section 414(v) of the Code. The Company does not match the employees’ catch-up contributions. Employee contributions are subject to certain limitations.

Employee contributions for the year ended December 31, 2005, included excess contributions which were refunded to participants subsequent to year end as the contributions were determined to be in excess of maximum contributions levels for certain participants. A liability for excess contributions in the amount of $263,448 has been reflected in the statement of net assets available for plan benefits as of December 31, 2005. There were no excess contributions for the year ended

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
December 31, 2004, and accordingly no liability for excess contributions is reflected in the statement of net assets available for plan benefits as of December 31, 2004.

The Company will make matching contributions based on a percentage, if any, as determined each plan year by the Company. During 2005 and 2004, the Company made matching contributions equal to 25% of the first 6% of each participant’s contribution.

The Plan allows the Company to make a “true-up” matching contribution at its sole discretion at the end of a plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company. The Company did not elect to make a “true-up” matching contribution for the 2005 and 2004 plan years.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of earnings, losses, any appreciation or depreciation of the funds invested and administrative expenses. Allocations are based on the participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Loans

Participants may borrow from their before-tax vested contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Interest rates on outstanding loans at December 31, 2005 range from 5.0 percent to 10.5 percent. Maturity dates on outstanding loans at December 31, 2005 range from January 13, 2006 to May 10, 2019. Loans must be repaid within five years. For loans initiated prior to July 1, 2004, the repayment period for loans used to purchase a primary residence was fifteen years. Principal and interest are repaid through after-tax payroll deductions.

(h)	Investment Options

The Plan allows for participant transactions on the first day of any given month with respect to changes in the contribution level. The Plan allows for participant transactions on a daily basis with respect to (a) the transfer of funds from one investment alternative to another and (b) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice.

The Plan provided for contributions to be invested by Merrill Lynch among seven mutual funds and one common/collective trust fund in accordance with participant investment elections and the provisions of the trust agreement. The trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds. Prior to May 1, 2005 the Company’s common stock was provided as an investment option. On May 10, 2005, it was announced that all contributions and inter-fund transfers into the Company’s common stock would be suspended. Participants were notified to instruct Merrill Lynch to transfer the balance in the Company’s common stock to a fund of their choice. Any shares left in the Company’s common stock fund at December 31, 2005 were sold and the proceeds deposited into the Merrill Lynch Retirement Preservation Trust on January 6, 2006.

(i)	Company Common Stock Voting Rights

Participants were entitled to exercise voting rights attributable to the shares of Integrated Electrical Services, Inc. common stock allocated to their account and were notified prior to the time that such rights are to be exercised. The Trustee voted any shares for which instructions had not been given by the participant in proportion to the votes received.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(j)	Vesting

Participants are 100% vested in their contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

Vested
Completed Years of Service	Percentage
Less than 3	0%
3 or more	100%
For participants whose balances were transferred to new plans associated with companies divested during 2005, the unvested portions of employee balances were 100% vested and the transfers consisted of those employee balances including the 100% vested employer contributions (Note 4).
(k)	Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan’s ordinary and necessary administrative expenses and then any remaining forfeitures are used to reduce the Company matching contributions. At December 31, 2005 and 2004, forfeited unvested accounts totaled approximately $111,700 and $20,700, respectively. During 2005 and 2004, approximately $0 and $109,500 of forfeitures were utilized to pay plan expenses, respectively, and during 2005 and 2004, approximately $0 and $275,600, respectively, of forfeitures were utilized to reduce Company matching contributions.

(l)	Withdrawals

Once age 59 1 / 2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59 1 / 2 , he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death, or permanent disability, participants or their beneficiaries will be paid in the form of a lump sum equal to the vested value of their accounts. If a participant account balance exceeds $5,000 at termination of employment, the participant may elect to defer the distribution until age 70 1 / 2 . If the value of the participant’s nonforfeitable account balance is $5,000 or less, the Plan will immediately distribute the participant’s entire nonforfeitable account balance. In April 2006, the Plan was amended so that if the value of the participant’s nonforfeitable account balance is $1,000 or less, the Plan will immediately distribute the participant’s entire nonforfeitable account balance.
(2) Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Withdrawals are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of net assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Mutual funds and the Company’s common stock are valued based upon quoted market prices. The common/collective trust fund is valued at fair value as determined by the issuer based upon quoted market prices, when available, of the underlying assets. Participant loans are valued at cost, which approximates fair value. Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Realized gains (losses) on the sale of investments and unrealized appreciation

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(depreciation) in the fair value of investments are shown as net appreciation in fair value of investments in the statements of changes in net assets available for benefits.

The Plan invested in the Merrill Lynch Retirement Preservation Trust (Preservation Trust), the common/collective trust fund, which is a fully benefit-responsive fund that invests primarily in GICs, synthetic GICs, and U.S. government securities, which are recorded at contract value which approximates fair value. The average yield of the Preservation Trust was 4.14% and 3.95% for the years ended December 31, 2005 and 2004, respectively.

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets for December 31, 2005 and 2004:

	2005	2004
Merrill Lynch Retirement Preservation Trust	$24,166,166	$29,872,816
MFS International New Discovery Fund Class A	8,280,785	8,572,612
Pimco Total Return Fund Class A	7,667,623	9,192,722
Merrill Lynch S&P 500 Index Fund Class A	19,211,376	26,374,900
Lord Abbett Affiliated Fund Class P	6,954,988	8,712,452
American Growth Fund of America Class A	16,030,223	18,683,174
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2005	2004
Common/collective trust funds	$—	$924,119
Mutual funds	2,935,764	4,743,201
Company common stock	(2,393,903)	(2,466,181)

Net appreciation	$541,861	$3,201,139

(4)	Transfers to Other Plans

During 2005, account balances of employees of various divested companies who had participated in the Plan were transferred to plans maintained by the divesting companies. Transfers to the divested companies’ plans totaled $18,230,201 and are as follows:

	2005	Transfer Date
Britt Rice Electric LP	$1,719,140	02/07/2005
Goss Electric Company, Inc.	1,077,792	03/15/2005
Ace Electric, Inc.	1,213,620	04/13/2005
DKD Electric Company, Inc.	565,706	05/12/2005
Delco Electric, Inc.	271,108	06/01/2005
Howard Brothers Electric Co., Inc.	2,603,502	06/01/2005
T & H Electrical Corporation	1,283,491	06/06/2005
Canova Electrical Contracting, Inc.	522,913	06/06/2005
Anderson & Wood Const Co., Inc.	1,193,517	07/29/2005
Tech Electric Co., Inc.	270,842	08/31/2005
Ernest P. Breaux Electrical, Inc.	3,756,014	08/31/2005
Brink Electric Construction Co.	2,349,641	09/30/2005
Florida Industrial Electric, Inc.	1,402,915	10/31/2005

	$18,230,201

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(5)	Risks and Uncertainties

The Plan provides for various investments in a common/collective trust fund, mutual funds, and the Company’s common stock (prior to December 31, 2005). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(6)	Tax Status

The Plan obtained its latest determination letter on October 30, 2001, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. Even so, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.

(7)	Priorities upon Termination

Under the terms of the Plan, the Company has the right at any time to discontinue contributions and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The trustee would then commence distribution as directed by the Administrative Committee.

(8)	Related-Party and Party-in-Interest Transactions

The plan also invests in a common/collective trust fund and a mutual fund managed by Merrill Lynch, the trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. The Plan provides for investment in Company common stock which qualifies as a related-party transaction. At December 31, 2005 and 2004, the Plan’s investment in Company common stock totaled $220,084 (400,155 shares) and $3,098,740 (640,236 shares), respectively. These transactions, as well as participant loans, are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(9)	Delinquent Participant Contributions

As reported on schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005, certain participant contributions and participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2002, 2003, 2004, and 2005. On June 28, 2005, the Company remitted $31,786, $39,507 and $18,365 of earnings on the delinquent participant contributions relating to 2002, 2003 and 2004, respectively. On June 29, 2006, the Company remitted earnings on the delinquent participant contributions for 2005 in the amount of $30,588.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as reported in the financial statements and the Form 5500 as of December 31, 2005 and 2004:

	2005	2004
Net assets available for plan benefits per the financial statements	$87,281,813	$110,411,876
Less amounts allocated to withdrawing participants at December 31, 2005 and 2004	(101,380)	(109,744)

Net assets available for plan benefits per Form 5500	$87,180,433	$110,302,132

The following is a reconciliation of withdrawals as reported in the financial statements and the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004
Withdrawals per the financial statements	$19,381,327	$16,977,101
Add amounts allocated to withdrawing participants at December 31, 2005 and 2004	101,380	109,744
Less amounts allocated to withdrawing participants at December 31, 2004 and 2003	(109,744)	(51,974)

Withdrawals per Form 5500	$19,372,963	$17,034,871

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(11)	Subsequent Events
During 2006, approximately $1,615,603 of account balances of employees of a divested company who had participated in the Plan were transferred to plans maintained by the divesting companies.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005

	(b)		(d)
(a)	Relationship to plan,	(c)	Amount	(e)
Identity of	employer or other	Description of transaction,	on line	Lost
party involved	party-in-interest	including rate of interest	4(a)	Interest
Integrated Electrical Services, Inc	Plan sponsor	2002 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate range of 1% to 25%	$54,774	$31,786
Integrated Electrical Services, Inc	Plan sponsor	2003 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate range of 2% to 33%	$105,720	$39,507
Integrated Electrical Services, Inc	Plan sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate range of 1% to 9%	$88,043	$18,365
Integrated Electrical Services, Inc	Plan sponsor	2005 employee deferrals and loan repayments not deposited to Plan in a timely manner. Interest rate range of 1% to 8%	$225,430	$30,588
It was noted that there were unintentional delays by the Company in submitting employee deferrals and loan repayment totaling of $473,967 to the trustee. On June 28, 2005, $89,658 of earnings on the delinquent employee deferrals and loan repayments associated with the years ended December 31, 2002, 2003 and 2004, was remitted to the trustee. On June 29, 2006, $30,588 of earnings on the delinquent employee deferrals and loan repayments associated with the year ended December 31, 2005, was remitted to the trustee.
See accompanying report of independent registered public accounting firm.

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Principal
	amount
Identity of issue/	or numbers of	Current
description of investment	shares	Value
Merrill Lynch Retirement Preservation Trust, common/collective trust*	24,166,166	$24,166,166
Hotchkis & Wiley Small Cap Value Fund Class A, mutual fund	30,763	1,512,002
MFS International New Discovery Fund Class A, mutual fund	347,348	8,280,785
Blackrock Small/Mid Cap, mutual fund	41,246	591,049
Pimco Total Return Fund Class A, mutual fund	730,250	7,667,623
Merrill Lynch S&P 500 Index Fund Class A, mutual fund*	1,258,937	19,211,376
Lord Abbett Affiliated Fund Class P, mutual fund	495,723	6,954,988
American Growth Fund of America Class A, mutual fund	519,450	16,030,223
Integrated Electrical Services, Inc., common stock*	400,155	220,084
Interest-bearing cash	$105,069	105,069
Participant loans* (interest rates ranging from 5.00% to 10.50% and maturity dates ranging from January 13, 2006 to May 10, 2019 )	$2,682,099	2,682,099

Total assets (held at end of year)		$87,421,464

*	Identified party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURE
The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
June 29, 2006

Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan
By:	/s/ Robert Callahan
Robert Callahan
Senior Vice President – Human Resources and a Member of the Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm